UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4 )*

                     Environmental Solutions Worldwide, Inc.
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                                (Name of Issuer)

                     Common Stock, Par Value $.001 per share
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                         (Title of Class of Securities)

                                    29 408 K
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                                 (CUSIP Number)

                             Joseph A. Baratta, Esq.
                          Baratta, Baratta & Aidala LLP
                                546 Fifth Avenue
                               New York, NY 10036
                                 (212) 750-9700

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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)
                               February 17, 2009**
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**The event that necessitates the filing of this Statement was the issuance of convertible debentures to two of the Reporting Persons on November 7, 2008. However, the debentures can not be converted until May 7, 2009 and are due November 7, 2011. This Schedule 13D is being filed in advance of the time the Reporting Persons can elect to convert the debentures into shares of common stock.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29 408  K                                                  Page 2 of 7
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1. Names of Reporting Persons.
   I.R.S.Identification Nos. of above persons (entities only).

                    AB Odnia
                    00-0000000

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2. Check the Appropriate Box if a Member of a Group (See Instructions)
                                                               (a) [ ]
                                                               (b) [x]
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3.       SEC Use Only
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4. Source of Funds (See Instructions)
                   WC
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e)                                                               [ ]
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6.       Citizenship or Place of Organization

                    Kingdom of Sweden
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  Number of        7.       Sole Voting Power         4,745,238 shares of Common
   Shares                                             Stock
  Beneficially
  Owned by Each    8.       Shared Voting Power       0 shares of Common Stock
    Reporting
   Person With
                   9.       Sole Dispositive Power    4,745,238 shares of Common
                                                      Stock

                   10.      Shared Dispositive Power  0 shares of Common Stock
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11. Aggregate Amount Beneficially Owned by Each Reporting Person 4,745,238
    shares of Common Stock(1)
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)                                                        [ ]
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13. Percent of Class Represented by Amount in Row (11)

    6.5%
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14.      Type of Reporting Person (See Instructions)

         CO

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(1) AB Odnia is a corporation in the process of being wound down. Mr. Bengt
George Odner, a director of the Issuer is also a director of AB Odnia. The aggregate amount of securities of the Issuer owned by AB Odnia is represented by 4,745,238 shares of Common Stock.

CUSIP No. 29 408  K                                                  Page 3 of 7
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1. Names of Reporting Persons.
I.R.S.Identification Nos. of above persons (entities only).
                        Ledelle Holdings Limited
                        00-0000000

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2. Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                  (c) [ ]
                                                                  (d) [x]
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3.       SEC Use Only
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4. Source of Funds (See Instructions)
                   WC
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
   or 2(e)                                                        [ ]
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6.       Citizenship or Place of Organization

                    Cypress, Greece
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  Number of                7.       Sole Voting Power    2,735,692 shares of
   Shares                                                Common Stock
  Beneficially
  Owned by Each            8.       Shared Voting Power  0 shares of Common
  Reporting                                              Stock
   Person With
                           9.       Sole Dispositive Power 2,735,692 shares of
                                                           Common Stock
                           10.      Shared Dispositive Power 0 shares of Common
                                                             Stock
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11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,735,692
     shares of Common Stock(2)
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)                                                      [ ]
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13. Percent of Class Represented by Amount in Row (11)
    3.75%
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15.      Type of Reporting Person (See Instructions)
         CO

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(2) Ledelle Holdings Limited is controlled by a trust to which Mr. Bengt George
Odner, a director of the Issuer is the primary beneficiary. The aggregate amount of securities of the Issuer owned by Ledelle Holdings Limited is represented by 1,000,000 shares of Common Stock of the Issuer and 1,735,692 shares of common stock underlying a convertible debenture issued by the Issuer which may be converted by the holder starting May 7, 2009 and is due November 7, 2011 at which time the debenture must be converted by the holder or the Issuer must satisfy the debenture.

CUSIP No. 29 408 K                                                  Page 4 of 7


1. Names of Reporting Persons.
I.R.S.Identification Nos. of above persons (entities only).

Bengt George Odner
000-00-0000

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2. Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                        (e) [ ]
                                                                        (f) [x]

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3.       SEC Use Only
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4. Source of Funds (See Instructions)
PF
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
Items 2(d) or 2(e) [ ]
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6.       Citizenship or Place of Organization

                    Kingdom of Sweden
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  Number of       7.       Sole Voting Power     14,349,013 shares of Common
   Shares                                        Stock
  Beneficially
  Owned by Each   8.       Shared Voting Power   7,480,930 shares of Common
  Reporting                                      Stock
   Person With
                  9.       Sole Dispositive Power 14,349,013 shares of Common
                                                  Stock
                  10.      Shared Dispositive Power  7,480,930 shares of Common
                                                     Stock
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11. Aggregate Amount Beneficially Owned by Each Reporting Person 21,829,943
    shares of Common Stock(3)
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)                                                      [ ]
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13. Percent of Class Represented by Amount in Row (11)
    25.29%
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16.      Type of Reporting Person (See Instructions)
         IN

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(3) The Aggregate Amount of Common Stock Beneficially Owned by Mr. Bengt George
Odner a director of the Issuer is represented by 2,734,705 shares of Common Stock, 1,350,000 shares underlying options that may be exercised and 10,264,308 shares of Common Stock underlying a convertible debenture issued by the Issuer which may be converted by the holder May 7, 2009 and is due November 7, 2011 at which time the debenture must be converted by the holder or the Issuer must satisfy the debenture. In addition to the direct ownership listed herein, Mr. Odner has indirect beneficial ownership by way of AB Odnia and Ledelle Holdings Limited (SUPRA.).

         ITEM 1.  SECURITY AND ISSUER

This Statement on Schedule 13D relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Environmental Solutions Worldwide, Inc. (the "Company"), with its principal executive offices located at 335 Connie Crescent, Concord L4K 5R2, Canada. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

         ITEM 2   IDENTITY AND BACKGROUND

         Item 2 is hereby amended and supplemented as follows:

(a) Name: This statement is being filed by each of the following persons pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended (the "Act"), promulgated by the Securities and Exchange Commission (the "Commission"): (i) AB Odnia, (ii) Ledelle Holdings Limited, and (iii) Bengt George Odner (collectively, the "Reporting Persons", and each a "Reporting Person")

(b) Residence or Business Address: (i) AB Odnia business address - Fenix Vag 14, Gustavsberg 13444, Sweden; (ii) Ledelle Holdings Limited c/o Caversham S.A., 42 Rue due 31 Decembre, Box 6193, C1-1211, Geneva, Switzerland; and Bengt George Odner, c/o Environmental Solutions Worldwide, Inc., 335 Connie Crescent, Concord Ontario L4K 5R2

(c)      Present Principal Occupation or Employment: (i) AB Odnia - shipping;
         (ii) Ledelle Holdings Limited - Investment Holding Company; and Bengt George Odner - Investor

(d) During the past five years, none of the Reporting Persons has been (i) convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e)      During the last five (5) years, none of the Reporting Persons has been
         (i) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) AB Odnia is a corporation incorporated under the laws of the Kingdom of Sweden; Ledelle Holdings Limited is a corporation incorporated under the laws of Cypress, Greece and Bengt George Odner is a citizen of the Kingdom of Sweden.


         ITEM 3   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and supplemented as follows:


On November 7, 2008 the Issuer issued convertible debentures to Bengt George Odner and Ledelle Holdings Limited (the "Debentures"). The Debentures are for a term of three (3) years and are convertible into shares of the Company's common stock at the option of the holder by dividing the principal amount of the Debenture to be converted by $0.25. The Debentures earn interest at a rate of 9% per annum payable in cash or in shares of the Company's common stock at the option of the holder. If the Holder elects to receive interest in shares of common stock, the number of shares of common stock to be issued for interest shall be determined by dividing accrued interest by $0.25. Subject to the holder's right to convert, the Company has the right to redeem the Debentures at a price equal to one hundred and ten percent (110%) multiplied by the then outstanding principal amount plus unpaid interest to the date of redemption. Upon maturity, the debenture and interest is payable in cash or common stock at the option of the Holder. The Debentures contain customary price adjustment protections. In connection with the Issuer's Debenture offering, the Issuer repaid a note that it had previously issued to Mr. Odner in the amount of $1.02 million. Mr. Odner agreed, to have the full amount of principal and accumulated interest due under the note applied to a subscription of a Debenture under the offering.. Additionally, the Issuer's $1.5 million credit facility that has been provided by Mr. Odner under which the Company had drawn down the sum of $1,103,000 as of November 3, 2008 was also satisfied by way of issuance of Debentures under the offering. In the aggregate, Mr. Odner received $2,566.077 in Debentures. Concurrent with the issuance of the Debenture to Mr. Odner, the Issuer repaid the principal of a previously issued $2.2 million promissory note to Ledelle Holdings Limited. In connection with the satisfaction of the principal amount of the Ledelle notes, Ledelle agreed to have the remaining amounts due under the note to be applied to a subscription of a Debenture under the offering in the amount of $433,923.

         ITEM 4.  PURPOSE OF TRANSACTION

The Reporting Persons acquired beneficial ownership of the shares of Common Stock for investment purposes. The Reporting Persons may consider making additional purchases of securities of the Company in open-market or private transactions, the extent of which purchases would depend upon prevailing market and other conditions. Alternatively, the Reporting Persons may sell all or a portion of their shares of Common Stock in open-market or private transactions, depending upon prevailing market conditions and other factors.


         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

The following is a description of the shares beneficially owned by the Reporting Persons. All references to the Company's issued and outstanding Common Stock shall be deemed to mean 72,973,851, the number of shares of Common Stock, reported by the Company to be issued and outstanding as of November 10, 2008 before giving effect to the issuance of up to 1,350,000 shares of Common Stock issuable upon the exercise of options and 12,000,000 shares of Common Stock issuable upon conversion of convertible debentures beneficially owned by the Reporting Persons.

            (i) Amount beneficially owned:

AB Odnia is the beneficial owner of 4,745,238 shares of Common Stock (1); Ledelle Holdings Limited is the beneficial owner of 2,735,692 shares of Common Stock (2); Bengt George Odner is the beneficial owner of 21,829,9433 shares of common stock (3).

            (ii) Percent of class:

See Item 11 on pages 2, 3 and 4 (SUPRA.)

(c)      See Item 3 (SUPRA.)

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities to which this Statement relates.

(e)      Not applicable.


         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None of the Reporting Persons have any agreements with respect to the Common Stock or other securities of the Company.


         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.

                                    SIGNATURE

AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

DATED: FEBRUARY 17, 2009


                                 AB ODNIA


                                 /S/_BENGT GEORGE ODNER
                                 BY: BENGT GEORGE ODNER



                                 LEDELLE HOLDINGS LIMITED



                                 /S/ CHRISTINA PLATTS
                                 BY:  CHRISTINA PLATTS



                                 /S/_BENGT GEORGE ODNER
                                 BENGT GEORGE ODNER